KANE KESSLER, P.C. 600 THIRD AVENUE, 35th FL NEW YORK, NEW YORK 10016-1901 TEL 212.541.6222 FAX 212.245.3009 WWW.KANEKESSLER.COM DIRECT CONTACT 212-519-5103 EMAIL ADDRESS
rlawrence@kanekessler.com

November 1, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Cadre Holdings, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed October 28, 2021

File No. 333-257849

Ladies and Gentlemen:

On behalf of our client, Cadre Holdings, Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1, File No. 333-257849 (the “Registration Statement”). We are concurrently filing this letter and Amendment No. 5 to the Registration Statement via the EDGAR system today. For the reference of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are providing the Staff with both a clean copy of Amendment No. 5 to the Registration Statement and a copy marked to show all changes from the version of Amendment No. 4 to the Registration Statement filed on October 28, 2021.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on October 28, 2021), all page references herein correspond to the marked pages of the Registration Statement.

Securities and Exchange Commission
November 1, 2021

Amendment No. 4 to Registration Statement on Form S-1

Principal Stockholders, page 93

1.	Please provide us with a detailed legal analysis explaining how you determined that the 23,450 of your shares held by Allison Kanders' Roth IRA, the spouse of your Chief Executive Officer, Mr. Warren B. Kanders, and 10,914,381 of your shares held by Maui Holdings, LLC, as to which you disclose Mr. Kanders controls but disclaims beneficial ownership of, are properly excluded from the aggregate number of shares beneficially owned by Mr. Kanders. Alternatively, include these shares in the entries for Mr. Kanders in the Principal Stockholders table and revise your related "controlled company" disclosure throughout your prospectus. Refer to Item 403(a) of Regulation S-K and Exchange Act Rule 13d-3 for guidance. Additionally, please note that Rule 13d-3(a) does not qualify the determination of beneficial ownership with the term "deem" and that beneficial ownership is not determined based on pecuniary interest. Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Principal Stockholders table on page 93 to include the shares held by each of Allison Kanders’ Roth IRA and Maui Holdings, LLC in the aggregate number of shares beneficially owned by Mr. Kanders. Additionally, the related “controlled company” disclosures have been revised throughout the prospectus in response to the Staff’s comment.

Exhibits, page II-3

2.	We note counsel's legal opinion filed as Exhibit 5.1 relates to the offering of "of up to 8,214,286 shares… including up to 1,071,429" shares related to the underwriters’ overallotment option. We further note you are registering 6,634,616 shares of your common stock. Please provide an updated opinion from counsel that refers to the amount of shares being registered.

Response: The Company respectfully acknowledges the Staff’s comment and has filed as Exhibit 5.1 to the Registration Statement an updated opinion from counsel that refers to the amount of shares being registered as 6,634,616 shares which includes up to 865,385 shares related to the underwriters’ overallotment option.

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (212) 519-5103 or rlawrence@kanekessler.com.

Very truly yours,

Kane Kessler, P.C.

By:	/s/ Robert L. Lawrence
Robert L. Lawrence

cc:	Warren B. Kanders, Cadre Holdings, Inc.
Robert E. Buckholz, Sullivan & Cromwell LLP
Ekaterina Roze, Sullivan & Cromwell LLP